# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xponential Fitness, Inc., CIK 0001802156
CUSIP: 98422X101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614
Date of event which requires filing of this statement: 10/16/2026
Amends the filing with accession number 0001193805-26-001136
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Fund 1 Investments, LLC, 100 Carr 115, Unit 1900, Rincon, Puerto Rico (PR), 00677, 804-363-4458

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 4,170,610; shared voting power 0; sole dispositive power 4,170,610; shared dispositive power 0; aggregate amount beneficially owned 4,170,610 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Xponential Fitness, Inc.
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the Shares of the Issuer by the Reporting Person since the filing of Amendment No. 2 to the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The Reporting Person has entered into certain cash-settled total return swap agreements (the "Cash-Settled Swaps") with an unaffiliated third-party financial institution, which provide the Reporting Person with economic exposure to an aggregate of 4,213,826 notional Shares, representing approximately 9.98% of the outstanding Shares. The Cash-Settled Swaps provide the Reporting Person with economic results that are comparable to the economic results of ownership, but do not provide the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Cash-Settled Swaps.

As previously disclosed, the Reporting Person sold short over-the-counter cash-settled put options referencing an aggregate of 2,500,000 Shares, which had an exercise price of $5 per Share and an expiration date of October 16, 2026. These options expired unexercised pursuant to their terms.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Compliance Officer (10/20/2026)